UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

## FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April, 2007.

Commission File Number 0-29208

Bassett Ventures Inc. (formerly AssistGlobal Technologies Corp.)
(Translation of registrant's name into English)

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes_____   No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes_____   No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes __X__   No _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   0-29208

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Bassett Ventures Inc.
(Registrant)

Date     April 30, 2007           By:     /s/ "Curt Huber"
                                            Curt Huber, Director

## EXHIBIT INDEX

| Exhibit No. | Description |
|---|---|
| 99.1 | Notice of the Meeting and Record for April 12, 2007 |
| 99.2 | News Release for April 19, 2007 |
| 99.3 | Management Discussion and Analysis for the Year Ended December 31, 2006 |
| 99.4 | Form 52-109F1 - Certification of Annual Filings - CEO |
| 99.5 | Form 52-109F1 - Certification of Annual Filings - CFO |
| 99.6 | Audited Annual Financial Statements for the Year Ended December 31, 2006 |

# BASSETT VENTURES INC.

April 12, 2007

**VIA SEDAR**

B.C. Securities Commission
9th Floor – 701 West Georgia Street
Vancouver, BC  V7Y 1L2

Dear Sirs:

Re: Basset Ventures Inc.

As per National Instrument 54-101 requirements, we advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

| | |
|---|---|
| Issuer: **Basset Ventures Inc.** | |
| ISIN: | CA0702431002 |
| Meeting Date: | June 7, 2007 |
| Record Date for Notice: | May 7, 2007 |
| Record Date for Voting: | May 7, 2007 |
| Beneficial Ownership Determination Date: | May 7, 2007 |
| Class of Securities Entitled to Receive Notice: | Common |
| Class of Securities Entitled to Vote: | Common |
| Business Type: | Non-Routine |
| OBO Distribution Payment: | Issuer will not pay for OBO's |
| Material Distributed to: | All Holders |
| Meeting Location: | Vancouver, British Columbia |

Yours truly,

**BASSETT VENTURES INC.**

*(signed) "Parmjeet Johal"*

Parmjeet Johal
President

| | |
|---|---|
| cc: Alberta Securities Commission | cc: P.E.I. Securities Commission |
| cc: Manitoba Securities Commission | cc: Quebec Securities Commission |
| cc: New Brunswick Securities Commission | cc: Saskatchewan Securities Commission |
| cc: Newfoundland Securities Commission | cc: Registrar of Securities - NT |
| cc: Nova Scotia Securities Commission | cc: Registrar of Securities - YT |
| cc: Ontario Securities Commission | cc: Nunavut Securities Commission |

**1255 West Pender Street**
**Vancouver, British Columbia, Canada,  V6E 2V1**
**Tel.:  (604) 687-0879          Fax.:  (604) 408-9301**

# Bassett Ventures Inc.

1255 West Pender Street, British Columbia, Canada V6E 2V1
Telephone: 604-685-2549    Fax: 604-408-9301

---

**FOR IMMEDIATE RELEASE**                                          **April 19, 2007**

**Vancouver, British Columbia, Bassett Ventures Inc. (the "Company") (CNQ: BAVI.U)** is pleased to announce that Curt Huber will join the Company as President and Director.  Mr. Huber will be replacing Sokhie Puar who has resigned as President and Director.  The company would like to take this opportunity to thank Mr. Puar for his efforts and energies to the company, and wishes him success in his future endeavors.

ON BEHALF OF THE BOARD OF DIRECTORS

*"Parmjeet Johal"*

Parmjeet Johal
Director

# BASSETT VENTURES INC.
**(FORMERLY ASSISTGLOBAL TECHNOLOGIES CORP.)**


MANAGEMENT DISCUSSION AND ANALYSIS
For the period ended December 31, 2006

# BASSETT VENTURES INC.
## (FORMERLY ASSISTGLOBAL TECHNOLOGIES CORP.)

Management Discussion & Analysis
December 31, 2006

## 1.1 Date

This Management Discussion and Analysis ("MD&A") of Bassett Ventures Inc. (formerly AssistGlobal Technologies Corp.) (the "Company" or "Bassett") has been prepared by management as of April 30, 2007 and should be read in conjunction with the audited financial statements and related notes thereto of the Company, as at and for the years ended December 31, 2006 and 2005, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

## 1.2 Over-all Performance

The Company through its former wholly owned subsidiary, AssistGlobal Inc. (formerly AssistGlobal.com Communications Inc.) ("AGI"), was engaged in the business of developing, selling, hosting and supporting project and facility management software and providing other custom application solutions globally. The main proprietary line Microview FM is designed for use on PDA's. It records and updates facilities data on the spot for large scale reorganizations, employee moves, inventory, maintenance and inspection activities.

Due to unsuccessful efforts of the Company to secure financing for AGI's operations, the board of directors of each of the Company and AGI determined that it was in the best interests of both companies that the Company divest of all of its interest in AGI to the former principal shareholders.

As a result, during fiscal 2005, the Company disposed of the assets of AGI and the officers and employees of AGI surrendered 1,688,992 shares of the Company. These surrendered shares were cancelled and returned to treasury. As part of the transaction, the Company forgave $279,230 of intercorporate debt owed by AGI to the Company and transferred its ownership of AssistGlobal (USA) Inc. to AGI.

The disposition of the assets of AGI was approved by special resolution passed at the annual shareholder meeting held June 16, 2005.

Effective July 7, 2005, the Company consolidated its share capital on the basis of one new share for every four old shares and changed its name to Bassett Ventures Inc.

*History and Overview*

The Company was incorporated by registration of its memorandum and articles under the laws of the Province of British Columbia on September 15, 1987, under the name "Grand Resources Inc." The Company changed its name from "Grand Resources Inc." to "Bay Street Ventures Inc." effective November 18, 1987.

The Company changed its name from "Bay Street Ventures Inc." to "Cenco Petroleum Ltd." effective September 20, 1991. The Company changed its name from "Cenco Petroleum Ltd." to "IGC Internet Gaming Corporation" and subdivided its share capital on a 1.5 new shares for 1 old share basis effective August 7, 1996. The Company changed its name from "IGC Internet Gaming Corporation" to "IGN Internet Global Network Inc." effective November 21, 1996. The Company changed its name from "IGN Internet Global Network Inc." to "AssistGlobal Technologies Corp." and consolidated its share capital on a 1 new share for 3 old shares basis effective September 23, 2003. The Company changed its name from "AssistGlobal Technologies Corp." to Bassett Ventures Inc. and consolidated its share capital on a 1 new share for 4 old shares basis effective July 5, 2005.

The Company's common shares have been listed on the TSX Venture Exchange (formerly Canadian Venture Exchange) (the "Exchange") since September 28, 1993 (trading symbol "IGN"). As of November 19, 1997, the Company's common shares received clearance for an unpriced quotation on the OTC Bulletin Board by the NASD Regulation, Inc. in the United States under the trading symbol "IGNIF". Effective January 30, 1998, the Company's common shares commenced trading on the Berlin Stock Exchange having a trading symbol "IGN GR". On July 29, 2003, the common shares of the Company were voluntarily delisted from the Exchange at the request of the Company. The Company had traded on the OTCBB Market under the trading symbol "AGBTF" and on the Canadian Trading and Quotation System ("CNQ") under the trading symbol "AGBT.U". Effective August 30, 2004, the Company's common shares had been listed on the Frankfurt Stock Exchange ("FWB"), an international trading centre, under the symbol "IGN1". The FWB is that is the largest of the eight German stock exchanges and is operated by Deutsche Börse AG. On July 8, 2005, the Company began trading on the OTCBB Market under the trading symbol "BAVNF" and on the Canadian Trading and Quotation System ("CNQ") under the trading symbol "BAVI.U".

On July 6, 2003, the Company entered into a definitive acquisition agreement (the "Acquisition Agreement"), with AGI and its principal shareholders to acquire all of the issued and outstanding shares of AGI in exchange for the issuance of 10,350,000 post consolidated common shares of the Company at a deemed price of $0.35 per share. The transaction was treated as an exempt take over bid in the Province of British Columbia. As part of the transaction, the Company consolidated its common shares on a 1 new share for 3 old share basis and changed its name to AssistGlobal Technologies Corp.

During fiscal 2005, the Company suspended its operations and wrote-off its subsidiary and all of its assets.

During the year ended December 31, 2005, the Company changed its name to Bassett Ventures Inc. and consolidated its issued and outstanding common shares on the basis of one new common share for every four existing common shares, as approved by the shareholders of the Company at its AGM.

# BASSETT VENTURES INC.
## (FORMERLY ASSISTGLOBAL TECHNOLOGIES CORP.)

## 1.3    Selected Annual Information

| December 31, | Total Assets | Total Long-Term Financial Liabilities | Total Revenues | Gross Profit | Loss | Loss per share |
|---|---|---|---|---|---|---|
| 2006 | $ 568,537 | $ Nil | $ Nil | $ Nil | $ 109,763 | $ 0.02 |
| 2005 | 32,623 | Nil | Nil | Nil | 203,123 | 0.06 |
| 2004 | 313,938 | 55,652 | 690,403 | 201,074 | 718,439 | 0.16 |

## 1.4    Results of Operations

The Company recorded a net loss for the year ended December 31, 2006 of $109,763 or $0.02 per share as compared to a net loss of $203,123 or $0.06 per share for the year ended December 31, 2005 a decrease in net loss by $93,360.  The net loss for the year ended December 31, 2006 comprised of a net loss of $204,098 from continued operations and a net income of nil from discontinued operations.  The net loss for the year ended December 31, 2005 comprised of a net loss of $204,098 from continued operations and a net income of $975 from discontinued operations.

## 1.5    Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

| Quarter ended | Total Revenues | Gross Profit (Loss) | Net Income (Loss) | Income (Loss) per share |
|---|---|---|---|---|
| December 31, 2006 | $          – | $          – | $ (14,471) | $   (0.02) |
| September 30, 2006 | – | – | (7,394) | (0.00) |
| June 30, 2006 | – | – | (57,829) | (0.01) |
| March 31, 2006 | – | – | (30,069) | (0.01) |
| December 31, 2005 | – | – | (122,699) | (0.04) |
| September 30, 2005 | – | – | 116,775 | 0.04 |
| June 30, 2005 | 164,667 | (54,356) | (152,059) | (0.01) |
| March 31, 2005 | 254,958 | 151,773 | (45,140) | (0.00) |

## 1.6/1.7    Liquidity and Capital Resources

The Company reported a working capital of $403,627 at December 31, 2006 compared to a working capital deficiency of $141,035 at December 31, 2005, representing an increase in working capital of $544,662.  As at December 31, 2006, the Company had cash on hand of $558,158 compared to cash on hand of $17,163 at December 31, 2005.

The Company utilized cash for operations of $111,540 for the year ended December 31, 2006, utilized $2,841 of cash for the purchase of property and equipment and received $655,376 from the completion of a private placement of 5,000,000 shares at a price of US$0.12 per share.

The Company generated cash of $540,995 from continued operations for fiscal 2006 compared to cash utilized of $15,473 from continued operations, and cash utilized of $14,129 from discontinued operations for a net increase in cash of $1,344 for the same period in 2005.

Due to unsuccessful efforts of the Company to secure financing for AGI's operations, the board of directors of each of the Company and AGI has determined that it is in the best interests of both companies that the Company divests of all of its interest in AGI to the former principal shareholders.

As a result, during the year, the Company has disposed of the assets of AGI and the officers and employees of AGI surrendered 1,688,992 shares of the Company. These surrendered shares were cancelled and returned to treasury. As part of the transaction, the Company forgave $279,230 of intercorporate debt owed by AGI to the Company and transferred its ownership of AssistGlobal (USA) Inc. to AGI.

During fiscal 2006, the Company raised $600,000 through a non-brokered private placement of 5,000,000 shares at $0.12 per share.

During fiscal, 2006, the Company completed a non-brokered private placement of up to 5,000,000 units ("Unit") at a price of US$0.12 per unit for total gross proceeds of US$600,000. Each unit is comprised of one common share without par value in the share capital of the Company and one non-transferable share purchase warrant ("Warrant").  Each Warrant will entitle the holder to purchase one additional common share at a price of US$0.12 per share for twelve months from the date of issuance and US$0.15 per share thereafter, to a maximum of two years from the date of issuance.

Financing is also potentially available through the exercise of outstanding 402,333 stock options (8,583 at $1.20 per share, 118,750 at US$1.20 per share, 37,500 at US$1.00 per share and 237,500 at US$0.60 per share) which expire between January 25, 2007 to August 25, 2009 and 5,000,000 share purchase warrants at US$0.12 per share in the first year from the date of issuance until June 14, 2007 and at US$0.15 per share thereafter until June 14, 2008.  However, there can be no assurance that any of these outstanding convertible securities will be exercised.

The Company will likely have more capital requirements after the financing mentioned above is completed for any material business acquisition and will therefore be required to raise additional funds.  In addition, if the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. Although the Company has previously been successful in raising the funds required for its operations, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

The Company is now in the process of searching for suitable acquisitions, but has not yet identified any. The ability of the Company to continue as a going concern and discharge its liabilities when due is dependent on its ability to identify new business opportunities and convert them into profitable operations. No agreements related to new business opportunities have been reached and there can be no assurance that such agreements will be reached.

# BASSETT VENTURES INC.
## (FORMERLY ASSISTGLOBAL TECHNOLOGIES CORP.)

Management Discussion & Analysis
December 31, 2006

### 1.8    Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

### 1.9    Transactions with Related Parties

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The Company believes that the terms of the transactions were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

The year end balances referred to below are unsecured, non-interest bearing, without specific terms of repayment and have arisen from the provision of services and loan advances as described.

(1) Effective August 1, 2003, the Company entered into a Management Services Agreement (the "VCC Agreement") with Varshney Capital Corp. ("VCC"), a private British Columbia company partially-owned by Peeyush Varshney, a former officer of the Company, pursuant to which the Company retained VCC to provide management services.  Praveen Varshney, a director of VCC, is a former director of the Company.  The VCC Agreement has an initial term of three years with compensation at the rate of $5,000 per month for management services. This agreement expires in August 2006.

Effective July 1, 2005, as a result of the disposition of AGI, VCC agreed to reduce its management fees to $2,500 per month.

During the year the Company paid or accrued $12,500 in management fees to VCC pursuant to the VCC Agreement.

During the period, $72,225 owing to a company controlled by a former officer of the Company pursuant to the VCC Agreement has been assigned to a third party pursuant to a debt settlement agreement.

(2) Effective August 1, 2003, the Company entered into a Consulting Services Agreement (the "SNJ Agreement") with SNJ Capital Ltd. ("SNJ"), a private British Columbia company wholly-owned by Sokhie Puar, a director of the Company, pursuant to which the Company retained SNJ to provide consulting services.  The SNJ Agreement has a term of three years with compensation at the rate of $5,000 per month for management services. This agreement expires in August 2006.

Effective July 1, 2005, as a result of the disposition of AGI, SNJ agreed to reduce its management fees to $2,500 per month.

During the year, the Company paid or accrued $12,500 in consulting fees to SNJ pursuant to the SNJ Agreement.

During the period, $35,310 owing to a company controlled by a director of the Company pursuant to the SNJ Agreement has been assigned to a third party pursuant to a debt settlement agreement.

(3) As December 31, 2006, $22,222 was due to companies controlled by/or with common directors of the Company.

## 1.10  Fourth Quarter and subsequent events

April 19, 2007 - Mr. Curt Huber joined the Company as President and Director, replacing Mr. Sokhie Puar, who has resign as President and Director.

## 1.11  Proposed Transactions

None.

## 1.12  Critical Accounting Estimates

Not applicable.

## 1.13  Changes in Accounting Policies including Initial Adoption

None.

## 1.14  Financial Instruments and Other Instruments

The carrying amounts of: cash and cash equivalents; accounts receivable; accounts payable and accrued liabilities; and demand loan approximate their fair values due to the short-term maturity of these instruments.

Management is of the opinion that the Company is not subject to significant interest, currency or credit risks on the financial instruments included in theses financial statements, except as noted.

## 1.15  Other MD&A Requirements

(a)     Authorized – Unlimited common shares without nominal or par value
         Issued and outstanding: 9,216,843 common shares

(c)     Outstanding options at April 30, 2007: 402,333

(d)     Outstanding warrants at April 30, 2007: 5,000,000

Disclosure Controls and Procedures

Additional disclosures pertaining to the Company's annual information form, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

Management would like to thank you for your continued support. We look forward to updating the Company's shareholders as opportunities for Bassett Ventures Inc. progress.

On behalf of the Board of Directors,

***"Curt Huber"***

Curt Huber
Director
April 30, 2007

## Form 52-109F1
### *Certification of Annual Filings*

I, Curt Huber, Chief Executive Officer of Bassett Ventures Inc., certify that:

1.  I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Bassett Ventures Inc. (the issuer) for the period ending December 31, 2006;

2.  Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.  Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.  The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c)   evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.  I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 30, 2007

*"Curt Huber"*

_____
Curt Huber
Chief Executive Officer

## Form 52-109F1
### *Certification of Annual Filings*

I, Harpreet Janda, Chief Financial Officer, of Bassett Ventures Inc., certify that:

1.      I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Bassett Ventures Inc. (the issuer) for the period ending December 31, 2006;

2.      Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.      Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.      The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a)      designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b)      designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c)      evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.      I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.


Date: April 30, 2007


*"Harpreet Janda"*

_____
Harpreet Janda
Chief Financial Officer

**BASSETT VENTURES INC.**

Financial Statements
(Stated in Canadian Dollars)

December 31, 2006

UHY LDMB Advisors Inc.
Chartered Accountants

South Surrey
1688 – 152nd Avenue
Suite 306
South Surrey, BC
Canada V4A 4N2

Phone 604 538 1611
Fax 604 538 1633

**Other Offices:**
Vancouver
Langley

Web:www.ldmb.com

AUDITORS' REPORT

To the Shareholders of:
Bassett Ventures Inc.

We have audited the balance sheets of Bassett Ventures Inc as at December 31, 2006 and 2005 and the statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the United States Public Company Accounting Oversight Board. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

**COMMENTS BY AUDITOR ON CANADA – UNITED STATES OF AMERICA REPORTING DIFFERENCE**

The standards of the United States Public Company Accounting Oversight Board require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the United States Public Company Accounting Oversight Board, our report to the shareholders is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

UHY LDMB Advisors Inc.

Chartered Accountants
Surrey, British Columbia
April 24, 2007

# BASSETT VENTURES INC.

Balance Sheets

*(Stated in Canadian Dollars)*

| | As at December 31 | |
| --- | --- | --- |
| | **2006** | **2005** |
| | $ | $ |
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | 558,158 | 17,163 |
| Amounts receivable | 2,906 | 8,938 |
| | 561,064 | 26,101 |
| | | |
| **Equipment** (note 4) | 7,473 | 6,522 |
| | 568,537 | 32,623 |
| | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| Accounts payable and accrued liabilities | 157,437 | 150,636 |
| Loan payable (note 5) | - | 16,500 |
| | 157,437 | 167,136 |
| | | |
| **Shareholders' equity (deficiency)** | | |
| Share capital (note 7(a)) | 1,830,287 | 1,174,911 |
| Contributed surplus (note 7(b)) | 670,374 | 670,374 |
| Deficit | (2,089,561) | (1,979,798) |
| | 411,100 | (134,513) |
| | 568,537 | 32,623 |

*See accompanying notes to the financial statements*

Continuance of Operations (note 1)

Approved by the Board of Directors:

Curt Huber                                          Harpreet Janda
_____          _____
Director                                              Director

# BASSETT VENTURES INC.

Statements of Operations and Deficit
*(Stated in Canadian Dollars)*

| | For the years ended December 31 | | |
| --- | --- | --- | --- |
| | **2006** | **2005** | **2004** |
| | $ | $ | $ |
| **Expenses** | | | |
| Advertising and promotion | 1,000 | 399 | 5,924 |
| Amortization | 1,890 | 1,814 | 813 |
| Bank charges | 773 | 558 | 1,267 |
| Management and consulting | 55,000 | 95,803 | 135,625 |
| Office | 1,245 | 3,304 | 10,647 |
| Professional fees | 31,619 | 56,108 | 41,401 |
| Rent | 7,536 | 16,982 | 18,860 |
| Stock-based compensation (notes 3 and 8(b)) | - | - | 298,883 |
| Travel and accommodation | - | - | 8,524 |
| Trust and filing fees | 11,455 | 17,737 | 18,612 |
| Wages and benefits | 8,068 | 11,461 | 7,314 |
| | | | |
| **Loss before other items:** | (118,586) | (204,166) | (547,870) |
| Interest income | 8,823 | 68 | 184 |
| Loss on disposal of equipment | - | - | (1,252) |
| Net loss from continuing operations | (109,763) | (204,098) | (548,938) |
| | | | |
| **Net income (loss) from discontinued operations (note 4)** | - | 975 | (169,501) |
| | | | |
| **Net loss for the year** | (109,763) | (203,123) | (718,439) |
| **Deficit, beginning of year** | (1,979,798) | (1,776,675) | (1,058,236) |
| **Deficit, end of year** | (2,089,561) | (1,979,798) | (1,776,675) |
| | | | |
| **Basic loss per common share** | (0.02) | (0.06) | (0.16) |
| **Basic loss per common share from continued operations** | (0.02) | (0.06) | (0.12) |
| **Basic loss per share from discontinued operations** | (0.00) | (0.00) | (0.04) |
| | | | |
| **Weighted average number of common shares outstanding** | 6,942,870 | 3,655,165 | 4,405,835 |

*See accompanying notes to the financial statements*

# BASSETT VENTURES INC.

Statements of Cash Flows
*(Stated in Canadian Dollars)*

| | For the years ended December 31 | | |
| --- | --- | --- | --- |
| | 2006 | 2005 | 2004 |
| | $ | $ | $ |
| **Cash Provided by (Used for):** | | | |
| **Operating Activities** | | | |
| Net loss for the year from continuing operations | (109,763) | (204,098) | (548,938) |
| Adjustment for items which do not involve cash: | | | |
| Amortization | 1,890 | 1,814 | 813 |
| Stock-based compensation | - | - | 298,883 |
| Loss on disposal of equipment | - | - | 1,252 |
| | (107,873) | (200,384) | (247,990) |
| Changes in non-cash working capital components: | | | |
| Prepaid expenses | - | 967 | (967) |
| Amounts receivable | 6,032 | (8,938) | 4,558 |
| Accounts payable and accrued liabilities | 6,801 | 63,522 | (49,155) |
| Loan payable | (16,500) | 16,500 | - |
| | (111,540) | (130,233) | (293,554) |
| **Investing Activities** | | | |
| Investment in subsidiary | - | - | (179,230) |
| Purchase of equipment | (2,841) | (4,294) | (4,755) |
| | (2,841) | (4,294) | (183,985) |
| **Financing Activities** | | | |
| Common shares issued for cash, net of issue costs | 655,376 | 150,000 | 460,100 |
| | | | |
| Increase (decrease) in cash and cash equivalents from continuing operations | 540,995 | 15,473 | (17,439) |
| Decrease in cash and cash equivalents from discontinued operations | - | (14,129) | (44,442) |
| Increase (decrease) in cash and cash equivalents | 540,995 | 1,344 | (61,881) |
| | | | |
| Cash and cash equivalents from continued operations, beginning of year | 17,163 | 1,690 | 19,129 |
| Cash and cash equivalents from discontinued operations, beginning of year | - | 14,129 | 58,571 |
| Cash and cash equivalents, beginning of year | 17,163 | 15,819 | 77,700 |
| | | | |
| Cash and cash equivalents from continued operations, end of year | 558,158 | 17,163 | 1,690 |
| Cash and cash equivalents from discontinued operations, end of year | - | - | 14,129 |
| Cash and cash equivalents, end of year | 558,158 | 17,163 | 15,819 |
| **Supplemental information:** | | | |
| Interest paid | - | - | 6,958 |
| Interest received | 8,823 | 68 | 184 |
| **Non-cash activities** | | | |
| Equipment acquired under capital lease | - | - | 22,787 |
| Shares issued for investor relations services | - | - | 28,000 |

*See accompanying notes to the financial statements*

# BASSETT VENTURES INC.
Notes to Financial Statements
(Stated in Canadian dollars)

## 1.  NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and through its former wholly owned subsidiary, AssistGlobal Inc. ("AGI"), was engaged in the business of developing, selling, hosting and supporting project and facility management software.  In June 2005, AGI was distributed to shareholders of AGI upon the redemption of their company shares.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has an accumulated operating deficit of $2,089,561 at December 31, 2006 (2005 - $1,979,798). The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its operations.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to continue as a going-concern, the net realizable value of its equity may be materially less than the amount recorded on the balance sheet.

## 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Accounting

These financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. As described in note 11, these principles differ in certain respects from principles and practices generally accepted in the United States ("US").  Summarized below are those policies considered particularly significant to the Company.

### Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period.  Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short-term notes and bank deposits with an original maturity of one year or less.

### Equipment

Office furniture and computer equipment are recorded and amortized over their estimated useful economic lives using the declining balance method at annual rates of 20% and 30% respectively.  Leasehold improvements are amortized on a straight-line basis over six years.

### Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation.  As at December 31, 2006, the Company does not have any asset retirement obligations.

### Stock-Based Compensation

The Company accounts for stock-based compensation using a fair value-based method. under this method, stock-based compensation is recorded as an expense over the expected life of the option, with a corresponding increase in contributed surplus. Stock-based compensation expense is based on the estimated fair value of the related stock option at the time of the grant using the Black-Scholes option model. When stock options are exercised, the consideration paid to the Company.

**BASSETT VENTURES INC.**
(Stated in Canadian dollars)

along with amounts previously credited to contributed share capital. forfeitures are accounted for as they occur and result in a reduction of compensation expense if the options have not vested.

**2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

**Future Income Taxes**

The Company accounts for potential future net tax assets which are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and which are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance has been applied to all potential income tax assets of the Company.

**Retirement of Long-Lived Assets**

Long-lived assets are assessed for impairment when events and circumstances warrant or when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use, or its fair value, at which time the impairment is charged to earnings.

**Loss per share**

Loss per share has been calculated using the weighted-average number of common shares outstanding during each year. Diluted loss per share is not presented as it is anti-dilutive to the loss per share figures.

**3. DISCONTINUED OPERATIONS**

On July 6, 2003, the Company acquired all the issued and outstanding common shares of AGI in exchange for 10,350,000 common shares of the Company and accounted for the transaction as a reverse takeover.

Due to unsuccessful efforts of the Company to secure financing for AGI's operations, the board of directors of each of the Company and AGI determined that it was in the best interests of both companies that the Company divest itself all of its interest in AGI to the former principal shareholders.

As a result, during the comparative year, the Company distributed its shares of AGI to certain officers and employees of AGI who surrendered 1,688,992 shares of the Company. These surrendered shares were cancelled and returned to treasury. As part of the transaction, the Company forgave $279,230 of intercorporate debt owed by AGI to the Company and transferred its ownership of AssistGlobal (USA) Inc. to AGI.

| | 2006<br>$ | 2005<br>$ | 2004<br>$ |
|---|---|---|---|
| Revenue | $ - | $ 412,133 | $ 690,403 |
| Direct costs | - | 265,587 | 489,329 |
| Gross margin | - | 146,546 | 201,074 |
| Expenses | | | |
| Amortization | - | 7,007 | 22,372 |
| General and administrative | - | 134,681 | 341,245 |
| Interest | - | 3,883 | 6,958 |
| | - | 145,571 | 370,575 |
| Net income (loss) from discontinued operations | $ - | $ 975 | $ (169,501) |

# BASSETT VENTURES INC.

Notes to Financial Statements
(Stated in Canadian dollars)

3. **DISCONTINUED OPERATIONS**   *(continued)*

Assets and liabilities of discontinued operations reflected in the balance sheet at December 31, 2004 were comprised of:

| | | |
|---|---|---:|
| **Assets** | | |
| **Current** | | |
| Amounts receivable | $ | 197,819 |
| Prepaid expenses | | 43,454 |
| | | 241,273 |
| | | |
| Property and equipment | | 65,967 |
| Intangible assets | | 1 |
| | $ | 307,241 |
| | | |
| **Liabilities** | | |
| Current | | |
| Accounts payable and accrued liabilities | $ | 163,516 |
| Demand loan | | 100,000 |
| Unearned revenue | | 72,762 |
| Capital lease obligations, current | | 19,133 |
| | | 355,411 |
| | | |
| Capital lease obligations | | 5,652 |
| Promissory notes payable | | 50,000 |
| | $ | 411,063 |

4. **EQUIPMENT**

| | | December 31 2006 | | December 31 2005 |
|---|---:|---:|---:|---:|
| | Cost | Accumulated Amortization | Net Book Value | Net Book Value |
| | $ | $ | $ | $ |
| Furniture and fixtures | 3,413 | 661 | 2,752 | 1,595 |
| Computer equipment | 5,954 | 3125 | 2,829 | 2,615 |
| Leasehold improvements | 2,522 | 630 | 1,892 | 2,312 |
| | 11,889 | 4,416 | 7,473 | 6,522 |

5. **LOAN PAYABLE**

The loan payable was unsecured, non-interest bearing and had no fixed terms of repayment.  The Company repaid the loan during the current year.

6. **RELATED PARTY TRANSACTIONS**

Professional, management and consulting fees of $30,000 were charged in the current year (2005 - $90,000 2004 - $192,117) by directors and former directors of the Company and for private companies controlled by them.

All transaction with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management.

# BASSETT VENTURES INC.
Notes to Financial Statements
(Stated in Canadian dollars)

## 7. SHARE CAPITAL

a)  Authorized share capital consists of unlimited common shares without par value.

|  | 2006 | | 2005 | | 2004 | |
|---|---|---|---|---|---|---|
|  | Number of Shares | $ | Number of Shares | $ | Number of Shares | $ |
| Balance, beginning of year | 4,216,843 | 1,113,704 | 17,623,343 | 1,132,603 | 16,003,343 | 553,180 |
| Stock options exercised | - | - | - | - | 1,000,000 | 423,823 |
| Private placements [(1)] | 5,000,000 | 655,376 | 1,500,000 | 150,000 | 420,000 | 127,600 |
| Services | - | - | - | - | 200,000 | 28,000 |
| Consolidation 4:1 | - | - | (13,217,508) | - | - | - |
| Shares returned to treasury (note 3) | - | - | (1,688,992) | (168,899) | - | - |
| Balance, end of year | 9,216,843 | 1,769,080 | 4,216,843 | 1,113,704 | 17,623,343 | 1,132,603 |

(1)Net issue costs of $3,091 (2004 – 9,793)

b)  Stock Options

The Corporation has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company.  No specific vesting terms are required.  The option price shall be no less than the fair market value of the Company's shares on the date of the grant.

The following is a summary of the changes in the Company's outstanding stock options for 2006, 2005 and 2004.

|  | 2006 | | 2005 | | 2004 | |
|---|---|---|---|---|---|---|
|  | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
|  |  | $ |  | $ |  | $ |
| Balance at beginning of year | 414,000 | 1.12 | 2,606,000 | 0.29 | 1,388,333 | 0.39 |
| Granted | - | - | - | - | 2,550,000 | 0.26 |
| Exercised | - | - | - | - | (1,000,000) | 0.33 |
| Expired/Cancelled/Consolidated | (11,667) | 1.31 | (2,192,000) | - | (332,333) | 0.39 |
| Outstanding at end of fiscal year [(1)] | 402,333 | 0.96 | 414,000 | 1.12 | 2,606,000 | 0.29 |

(1) *At December 31, 2006, the weighted-average remaining contractual life of stock options outstanding is 2.33 years (2005 – 3.33 years; 2004 – 4.33 years).*

The fair value of employee options, agents options and agents warrants included in the expense figures, has been estimated using the Black-Schools Option Pricing Model based on the following assumptions:

|  | 2006 | 2005 | 2004 |
|---|---|---|---|
| Risk-free interest rate (%) |  |  | 4% |
| Expected life (years) |  |  | 5 years |
| Expected volatility (%) |  |  | 103% |
| Expected dividend yield (%) |  |  | 0% |

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

(Stated in Canadian dollars)

## 7. SHARE CAPITAL *(continued)*

c) Warrants

The following is a summary of the changes in the Company's outstanding warrants for 2006, 2005 and 2004.

| | 2006 | | 2005 | | 2004 | |
|---|---|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| | | $ | | $ | | $ |
| Balance at beginning of year | - | - | - | - | - | - |
| Granted | 5,000,000 | 0.16 | - | - | - | - |
| Balance at end of year (1) | 5,000,000 | 0.16 | - | - | - | - |

(1) At December 31, 2006 the weighted average remaining life of warrants outstanding is 1.45 years.

## 8. COMPARATIVE FIGURES

Certain of the prior years' figures have been reclassified to conform with the current year's financial statement presentation.

## 9. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

| | 2006 | 2005 |
|---|---|---|
| | $ | $ |
| Net loss for the year | (109,763) | (204,098) |
| Expected income tax recovery | (37,451) | (72,670) |
| Net adjustment for amortization, deductible and non-deductible amounts | 856 | 646 |
| Unrecognized benefit of current non-capital loss | 36,595 | 72,024 |
| Total income taxes | - | - |

The significant components of the Company's future income tax assets are as follows:

| | 2006 | 2005 |
|---|---|---|
| | $ | $ |
| Future income tax assets: | | |
| Equipment tax pool in excess of carrying value | 1,969 | 1,382 |
| Non-capital loss carry forwards | 247,076 | 220,431 |
| | 249,045 | 221,813 |
| Valuation allowance | (249,045) | (221,813) |
| Net future tax assets | - | - |

The Company has non-capital losses of approximately $724,000 (2005 - $619,000), which are available to reduce future taxable income in Canada and which expire between 2010 and 2026. Subject to certain restrictions the Company also has equipment expenditures of approximately $13,000 (2005 - $10,000) available to reduce taxable income in future years. The Company has not recognized any future benefit for these tax losses and equipment deductions, as it is not considered likely that they will be utilized.

# BASSETT VENTURES INC.

10. **FINANCIAL INSTRUMENTS**

The carrying amounts of: cash and cash equivalents; amounts receivable; accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these instruments.

Management is of the opinion that the Company is not subject to significant interest, currency or credit risks on the financial instruments included in these financial statements, except as noted.

11. **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)**

The Company's financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. The Company's net loss reported under Canadian GAAP is consistent with the net loss and comprehensive income that would be reported under U.S. GAAP.